Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

July 27, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GeoMet, Inc.
Registration Statement on Form S-1 (SEC File No. 333-134070)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GeoMet, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, on July 27, 2006 or as soon thereafter as practicable. The undersigned also requests that its acceleration request dated July 24, 2006 be withdrawn.

Pursuant to Rule 460 under the Act, please be advised that between July 10, 2006 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 10, 2006 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	1,937
Dealers	253
Institutions	9,845
Others	522

Total	12,557

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC A.G. EDWARDS & SONS, INC. RAYMOND JAMES & ASSOCIATES, INC.

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name: Thomas M. Morrison Title: Managing Director, Equity Capital Markets